SECUR 08032727 ISSION
Washington, D.C.

Mail Processing Section
OCT 03 2008
Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -67732

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/07/08 (MM/DD/YY) (inception) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pinnacle Partners Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21022 Gathering Oak, Suite 2103
(No. and Street)

San Antonio (City) — Texas (State) — 78260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) — **Irving** (City) — **Texas** (State) — **75063** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 15 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian D. Alfaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pinnacle Partners Financial Corporation**, as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROXANNE TIJERINA
NOTARY PUBLIC
State of Texas
Comm. Exp 09-04-2011

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE PARTNERS
FINANCIAL CORPORATION

FINANCIAL REPORT

JUNE 30, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pinnacle Partners Financial Corporation

We have audited the accompanying statement of financial condition of Pinnacle Partners Financial Corporation as of June 30, 2008, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Partners Financial Corporation as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
September 23, 2008

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash	$	115,700
Commissions receivable from escrow agent		29,070
Accounts receivable from related party		2,002
Employee receivables		9,666
TOTAL ASSETS	$	156,438

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other accrued liabilities	$	23,724
TOTAL LIABILITIES		23,725
Stockholder's Equity		
Common stock, $.001 par value, 1,000,000 shares authorized, 1,000,000 shares issued and outstanding		1,000
Additional paid-in-capital		157,324
Accumulated deficit		(25,610)
TOTAL STOCKHOLDER'S EQUITY		132,714
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	156,438

The accompanying notes are an integral part of these financial statements.

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2008

REVENUE		
Private placement revenue	$	138,706
Interest income		377
TOTAL REVENUE		139,083
EXPENSES		
Compensation and related costs		99,992
Professional fees		17,559
Regulatory fees		20,025
Other expenses		27,407
TOTAL EXPENSES		164,983
Net loss before provision for income taxes		(25,900)
Income taxes		-
NET LOSS	$	(25,900)

The accompanying notes are an integral part of these financial statements.

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2008

	Common		Additional Paid-In	Retained Earnings/ (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance at June 30, 2007	1,000,000	$ 1,000	$ 9,000	$ 290	$ 10,290
Additional paid-in-capital contributed	–	–	148,324	-	148,324
Net loss	–	–	–	(25,900)	(25,900)
Balance at June 30, 2008	1,000,000	$ 1,000	$ 157,324	$ (25,610)	$ 132,714

The accompanying notes are an integral part of these financial statements

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2008

Cash flows from operating activities		
Net loss	$	(25,900)
Changes in operating assets and liabilities		
Increase in commissions receivable from escrow agent		(29,070)
Increase in accounts receivable from related party		(2,002)
Increase in employee receivables		(9,666)
Decrease in accrued interest receivable		99
Increase in accounts payable and other accrued liabilities		23,913
Net cash used by operating activities		(42,626)
Cash provided by financing activities		
Additional paid-in-capital contributed		148,324
Increase in cash		105,698
Cash at beginning of year		10,002
Cash at end of year	$	115,700
Supplemental disclosure of cash flow information		
Interest paid	$	-0-
Income taxes paid	$	-0-

The accompanying notes are an integral part of these financial statements.

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Pinnacle Partners Financial Corporation (the "Company") was organized in September 2006 as a Texas corporation. The Company is a wholly-owned subsidiary of Silver Star Resources, LLC (the "Parent"). The Company's registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective March 7, 2008. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's securities business consists of the sale of interests in oil and gas related private placement offerings of related parties only on a best effort subscription basis. The Company's customers are primarily high net worth individuals located throughout the United States.

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but will limit its business to the selling of direct participation programs and maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant accounting policies:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded.

(Continued)

NOTE 2. INCOME TAXES

The Company is not included in the income tax return of the Parent and files its income tax return on a separate company basis. At June 30, 2008, the Company had net a operating loss carryforward of approximately $26,000, which expires in 2026. A valuation allowance of $4,000 has been provided for the deferred tax assets as it is uncertain whether the Company will have future taxable income. As such there is no deferred tax asset recognized in the accompanying statement of financial condition.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At June 30, 2008, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Ratio of Aggregate Indebtedness to Net Capital
$ 5,000	$ 121,002	$ 116,002	.20 to 1

NOTE 4. CREDIT CONCENTRATION AND OFF-BALANCE SHEET RISK

The Company has financial instruments that are exposed to concentrations of credit risk and consist of cash investments. The Company routinely maintains cash and temporary cash investments at certain financial institutions in amounts substantially in excess of FDIC; however, management believes that these financial institutions are of high quality and the risk of loss is minimal. At June 30, 2008, the Company had cash balances in excess of the FDIC limits of $30,891.

NOTE 5. TRANSACTIONS WITH RELATED PARTIES

The Company has commissions receivable from a related party totaling $2,002 at June 30, 2008. The Company earned all of its revenue from the sale of interests in private placement offerings of a related party. The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Parent and the Company have entered into an expense sharing agreement (Agreement) effective September 13, 2007. The Agreement requires the Parent to pay for office space, office furniture and equipment, communications expenses, office supplies and other expenses on behalf of the Company. Costs and expenses paid by the Parent pursuant to this Agreement are recorded by the Company when incurred. Amounts are invoiced monthly and totaled $48,324 for the year ended June 30, 2008. These amounts are recorded as additional paid-in capital in the accompanying statement of financial condition. Also, the Agreement calls for the Parent to receive the Company's monthly net profits, if any, as a return of capital or dividend for providing these services. There were no monthly net profits payable under the Agreement for 2008. The Agreement was not consummated on terms equivalent to arms length transactions.

(Continued)

NOTE 6. EMPLOYEEE BENEFIT PLAN

The Company has adopted the Primera Energy Partners, LLC 401(k) Plan (Plan). The Company and eligible employees both may contribute to the Plan. The Plan is administered on a calendar year basis. All employees are eligible to participate after completing 1,000 hours of service. Employee salary deferral contributions and earnings on these contributions are 100% vested. The Company shall make a nonelective contribution on behalf of each participant in an amount equal to 3% of the eligible participant's compensation for the plan year. Nonelective contributions and earnings on these contributions are 100% vested. Company matching contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 2	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

The Company has not yet made any nonelective contributions to the Plan.

Schedule I

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
June 30, 2008

Total stockholder's equity qualified for net capital	$	132,714
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable from related party		2,002
Employee receivables		9,666
Haircut on Securities:		
Certificate of deposit		44
Total deductions and/or charges		11,712
Net Capital	$	121,002
Aggregate indebtedness		
Accounts payable and other accrued liabilities	$	23,724
Total aggregate indebtedness	$	23,724
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	116,002
Ratio of aggregate indebtedness to net capital		0.20 to 1

Schedule II

PINNACLE PARTNERS FINANCIAL CORPORATION
(A SUBSIDIARY OF SILVER STAR RESOURCES, LLC)
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of June 30, 2008

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of June 30, 2008 (unaudited)	$	111,356
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Change in classification of receivable from escrow agent from non-allowable to allowable		9,690
Increase in haircut on securities		(44)
Net capital as computed on Schedule I	$	121,002

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Pinnacle Partners Financial Corporation

In planning and performing our audit of the financial statements of Pinnacle Partners Financial Corporation (the Company), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency exists when* the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
September 23, 2008

END